FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        June, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   July 2, 2003

MIMAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 17, 2003	NEWS RELEASE 03-11	MAE - TSE MNG - Amex

Miramar Doubles Depth Extent of Suluk Mineralization at Hope Bay in 2003
-Significant grades and thicknesses suggest potential for bulk underground mining scenario –
-Hole PMD227 Intercepts 11.9 g/t of gold over a true width of 23.1m (0.35oz/t gold over 75.8 feet)-

VANCOUVER — Miramar Mining Corporation (MAE-TSE, MNG-AMEX) today announced that its winter drilling at Hope Bay has doubled the depth of the Suluk deposit, extended it along strike and intercepted more high-grade gold mineralization in the new South Suluk zone. “Our most recent drilling results at Madrid, combined with the exceptional deep hole that we announced at Boston in late May (extending the Boston mineralization to depths of more than 1,000m) have already exceeded our expectations for the 2003 exploration program,” said Tony Walsh, President and CEO. “We are very excited about our exploration results at Hope Bay and what they mean to our shareholders. The results from the Madrid area are clearly demonstrating that the area is emerging as a major gold district.”

“While the experience of other Canadian greenstone belts had suggested that there was the potential to extend gold resources to considerably greater depths at Hope Bay, it was only by drilling that we could validate our expectations for Hope Bay,” said Mr. Walsh. “Especially significant are the substantial widths and grades encountered at depth at Suluk, such as hole PMD227 which intercepted a true width of 23.1 metres containing 11.9 grams per tonne of gold. These are the kind of numbers that would lead us to believe a bulk underground mining approach may be appropriate for the Suluk Zone at Madrid.”

The Suluk and South Suluk zones are located in the Madrid area at the northern end of Miramar’s 100%-owned Hope Bay greenstone belt in Nunavut. South Suluk is the most recent of a series of gold deposits and occurrences that Miramar has discovered in the Madrid area since identifying it as a major gold-bearing district in 2001. This year’s 20-hole drilling program at Suluk has confirmed that the deposit extends to more than 500 meters along strike and greater than 500 meters deep. This is twice the depth indicated by previous drilling.

Hope Bay Drill Result Highlights

Hole-ID	Area	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)*	True Width (feet)	Gold Grade (oz/t)*

PMD223	Suluk	464.0	489.1	25.1	20.4	3.7	66.9	0.11
Including		468.2	471.7	3.5	2.8	8.8	9.2	0.26
PMD225	Suluk	609.3	642.1	32.8	22.5	4.0	73.8	0.12
Including		615.6	622.8	7.2	4.8	8.2	15.7	0.24
PMD227	Suluk	472.0	511.5	39.5	23.1	11.9	75.8	0.35
Including		485.0	511.5	26.5	15.9	16.4	52.2	0.48
PSD099	South Suluk	291.7	295.7	4.0	Na	14.5	Na	0.42
Including		292.7	295.7	3.0	Na	18.9	Na	0.55
PSD105	South Suluk	189.4	190.1	0.7	Na	71.8	Na	2.10

*uncapped; "Na" indicates true width now known

Miramar is currently preparing its summer program for drilling at Hope Bay. Based upon the exciting results already received, the program will include follow up work at Suluk.

Implications of the Results

The results from the Madrid area, and particularly Suluk, indicate that considerable potential remains to extend gold mineralization to depth, and to discover more parallel gold zones. Most areas within Madrid area have been drill tested to less than 250m below surface, while recent drill results from Boston, Suluk and experience at other greenstone belts in Canada would suggest a largely untapped potential to extend gold resources to considerably greater depths at Hope Bay.

In addition, the significant thickness of moderate to high grade gold mineralization identified over a large area at Suluk warrant consideration of a bulk underground mining scenario for the Suluk Zone at Madrid where the economics of scale could allow the economic extraction of substantially larger quantities of gold mineralization, albeit at lower overall grades than previously considered. The potential economic parameters to be applied to such a scenario will be determined as on-going scoping studies progress and, as a result of these developments, the scoping studies currently underway are now targeted for completion in the late summer or early fall 2003.

Hope Bay Project & Objectives

Hope Bay is the newest greenstone belt to be discovered in Canada, with reserves of 323,000 ounces of gold grading 21.9 g/t, measured and indicated resources of 1.6 million ounces of gold averaging 15.7 g/t plus an inferred resource of 2.6 million ounces of gold averaging 12.3 g/t prior to the start of the 2003 program. Miramar, which acquired its initial 50% interest in 1999, now owns 100% of Hope Bay following the mid-2002 merger with Hope Bay Gold Corporation. “Our latest drilling results are strong indication that we are on the right path with our exploration strategy,” said Mr. Walsh. “We are demonstrating the excellent potential to extend gold mineralization to depth, both in Madrid and at Boston, and we are encouraged by evidence that Suluk is developing into a significant gold deposit.”

Miramar has established a three-pronged strategy to explore and develop Hope Bay:

(1)

the high-grade Doris North deposit at the northern end of the Hope Bay belt. A production decision awaits completion of the permitting process, which is under way. The feasibility study establishes a 6.6 month payback of the $39 million capital investment at $325 gold. “Management intends that cash flow from Doris North would be used towards further development and exploration of the Hope Bay belt without frequent returns to the market for financing, thereby minimizing dilution to shareholders.” said Mr. Walsh.

(2)	Systematically define and expand the existing resource on the Hope Bay belt

(3)	Continue to explore for large economic grade deposits on the belt.

TECHNICAL INFORMATION

Following are specific technical results including tables and diagrams detailing some of the matters described above. If you are missing these illustrations, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on these websites.

Drilling on the Suluk deposit of the Madrid area in 2001 had defined three parallel, steeply dipping mineralized zones over a 400m strike length and to depths of up to 250m below surface. In 2003, a total of 20 holes for 8,218m have been drilled at Suluk in 2003, results for 11 of which have previously been announced. Drilling has extended this mineralization to a strike length of more than 500m and to depths of more than 500m below surface, and identified additional parallel lenses. Results from the remaining drill holes are summarized below and complete results are attached.

Suluk Zone Drill Result Highlights

Hole-ID	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)*	True Width (feet)	Gold Grade (oz/t)*

PMD223	464.0	489.1	25.1	20.4	3.7	66.9	0.11
Including	468.2	471.7	3.5	2.8	8.8	9.2	0.26

PMD225	609.3	642.1	32.8	22.5	4.0	73.8	0.12
Including	615.6	622.8	7.2	4.8	8.2	15.7	0.24

PMD226	382.2	388.3	6.1	4.7	6.3	15.4	0.18
Including	382.2	384.2	2.0	1.6	15.9	5.2	0.46
And	411.6	429.1	17.5	13.9	3.0	45.6	0.09
Including	417.6	422.8	5.2	4.1	5.6	13.4	0.16

PMD227	472.0	511.5	39.5	23.1	11.9	75.8	0.35
Including	485.0	511.5	26.5	15.9	16.4	52.2	0.48

PMD228	263.9	266.7	2.8	1.6	12.5	5.5	0.37

*Uncapped;

This year it was discovered that gold mineralization at Suluk appears to develop within a distinct stratigraphic package and may be controlled by interbedded basalt and argillite units. The mineralized zones are generally comprised of higher-grade cores surrounded by large halos of lower grade gold mineralization. This new understanding of stratigraphy provides a very useful guide to future exploration along the Madrid trend. It resulted in the definition of a highly prospective target at South Nexus, which Miramar plans to drill test in the summer of 2003.

Results continue to provide encouragement that the Suluk deposit is developing into a significant gold deposit and has excellent potential for further expansion, particularly to depth.

South Suluk

South Suluk is approximately 500m south of Suluk, east of the main Suluk horizon. This newly discovered gold mineralization has now been traced for 750m on strike and is open in all directions. Several zones of alteration and mineralization have been encountered, including a visible gold bearing quartz vein. Results from the remaining drill holes completed in this new area are summarized below and complete results are attached.

South Suluk Zone Drill Result Highlights

Hole-ID	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)*	True Width (feet)	Gold Grade (oz/t)*

PSD099	291.7	295.7	4.0	Na	14.5	13.1	0.42
Including	292.7	295.7	3.0	Na	18.9	9.8	0.55

PSD100	96.6	102.9	6.3	Na	2.8	20.7	0.08
And	291.6	293.7	2.1	Na	10.4	6.9	0.30

PSD101	431.0	432.5	1.5	Na	12.7	4.9	0.37

PSD104A	96.7	100.2	3.4	Na	5.8	11.2	0.17
Including	97.5	99.0	1.5	Na	11.3	4.9	0.33
And	187.7	189.1	1.4	Na	10.5	4.6	0.31

PSD105	185.4	185.7	0.3	Na	9.4	1.0	0.27
And	189.4	190.1	0.7	Na	71.8	2.3	2.10

*No capping required as all assays are less than 100 g/t gold; “Na” indicates true width not known

Drilling at the southeast end of Patch Lake (holes PSD097 and PSD098) intersected prospective stratigraphy but no significant gold mineralization.

Forward Looking Statements

Statements relating to planned and completed exploration work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects” and similar expressions, or statements that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed and, in the case of reserve estimates, reflect the conclusion, based on certain estimates and assumptions, that a deposit can be economically exploited in the future.. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the exploration work program; and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs and estimates or opinions or other factors should change.

All reserve and resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and reserve and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh

President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572     Fax:  (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

Miramar’s Hope Bay Project
2003 Drill Results from the Suluk Area at Madrid

Hole-ID	Zone	Lens	From (m)	To (m)	Core Length (m)	True Width (m)	Gold Grade (g/t)*

03PMD220	S.Suluk	SHW	59.3	60.0	0.7	0.4	4.3

03PMD221	S.Suluk	SHW	34.7	45.4	10.7	9.0	1.9

03PMD221A	S.Suluk	SHW	355.5	357.0	1.5	1.0	3.3

03PMD222	N.Suluk	West?	128.2	131.2	3.0	2.3	1.5
03PMD222	N.Suluk	Central	136.7	159.2	22.5	17.2	1.5
03PMD222	N.Suluk	Central	162.1	168.6	6.6	5.0	6.7
includes			162.1	167.6	5.5	4.2	7.2
03PMD222	N.Suluk	East	177.6	188.1	10.4	8.0	1.5
03PMD222	N.Suluk	T3	339.9	342.4	2.4	1.8	1.6
03PMD222	N.Suluk	T3	346.4	355.0	8.6	6.6	2.3
03PMD222	N.Suluk	T3	372.7	377.3	4.6	3.6	3.4

03PMD223	N.Suluk	West	426.0	438.0	12.0	9.6	3.0
Includes			435.0	436.5	1.5	1.2	9.1
03PMD223	N.Suluk	West?	442.5	448.5	6.0	4.8	1.7
03PMD223	N.Suluk	Central	464.0	489.1	25.1	20.4	3.7
Includes			468.2	471.7	3.5	2.8	8.8
And Includes			475.7	477.0	1.3	1.1	7.2

03PMD224	Suluk	New	357.5	359.0	1.5	Na	6.6
03PMD224	Suluk	New	361.5	367.5	6.0	Na	1.4

03PMD225	Suluk	West	591.8	593.8	2.0	1.4	6.4
Includes			591.8	593.0	1.2	0.8	8.7
03PMD225	Suluk	Central	609.3	642.1	32.78	22.5	4.0
Includes			615.6	622.8	7.2	4.8	8.2
And includes			627.0	628.5	1.5	1.0	5.1
And includes			637.6	638.6	1.0	0.7	7.9

03PMD226	N.Suluk	West	382.2	388.3	6.1	4.7	6.3
Includes			382.2	384.2	2.0	1.6	15.9
03PMD226	N.Suluk	Central	411.6	429.1	17.5	13.9	3.0
Includes			417.6	422.8	5.2	4.1	5.6

03PMD227	Suluk	East?	262.0	264.0	2.0	1.2	3.6
includes			263.0	264.0	1.0	0.6	5.0
03PMD227	Suluk	Central	472.0	511.5	39.5	23.1	11.9
includes			485.0	511.5	26.5	15.9	16.4
Which includes			494.0	497.0	3.0	1.8	26.6
And includes			509.0	510.0	1.0	0.6	65.5

03PMD228	Suluk	T3	156.5	157.9	1.4	0.8	3.5
03PMD228	Suluk	T3	263.9	266.7	2.8	1.6	12.5
03PMD228	Suluk	T3	319.4	323.9	4.5	2.6	5.7
Includes	Suluk		320.5	322.8	2.3	1.3	8.9
03PMD228	Suluk	Central	392.0	394.2	2.9	1.7	7.5
Includes			392.0	393.4	1.4	0.8	14.1
03PMD228		West		397.7	411.0	13.2	7.9	3.3
Includes			403.7	405.2	1.5	0.9	16.1

Miramar’s Hope Bay Project
2003 Drill Results from the South Suluk Area at Madrid

Hole-ID	Zone	From (m)	To (m)	Core Length (m)	Gold Grade (g/t)*

03PSD099	South Suluk	190.5	193.5	3.0	3.7
03PSD099	South Suluk	196.5	198.0	1.5	2.9
03PSD099	South Suluk	211.0	212.7	1.7	3.2
03PSD099	South Suluk	291.7	295.7	4.0	14.5
includes		292.7	295.7	3.0	18.9
03PSD099	South Suluk	306.0	313.9	7.9	1.7
includes		313.4	313.9	0.5	6.3

03PSD100	South Suluk	96.6	102.9	6.3	2.8
includes		98.3	99.8	1.5	5.7
03PSD100	South Suluk	255.3	256.8	1.5	4.0
03PSD100	South Suluk	291.6	293.7	2.1	10.4
includes		292.2	292.7	0.5	43.2
03PSD100	South Suluk	297.2	298.5	1.3	5.2
includes		298.0	298.5	0.5	11.8

03PSD101	South Suluk	270.0	273.0	3.0	2.0
03PSD101	South Suluk	414.0	415.0	1.0	5.2
03PSD101	South Suluk	431.0	432.5	1.5	12.7

03PSD102	South Suluk	116.8	118.2	1.4	2.3

03PSD103	South Suluk	113.4	116.3	3.0	2.9
03PSD103	South Suluk	204.8	212.2	7.4	2.0
03PSD103	South Suluk	231.3	234.2	2.9	1.8

03PSD104A	South Suluk	96.7	100.2	3.4	5.8
includes		97.5	99.0	1.5	11.3
03PSD104A	South Suluk	184.8	194.5	9.7	3.0
includes		187.7	189.1	1.4	10.5

03PSD105	South Suluk	9.5	12.5	3.0	2.3
03PSD105	South Suluk	185.4	185.7	0.3	9.4
03PSD105	South Suluk	189.4	190.1	0.7	71.8

MIMAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 18, 2003	NEWS RELEASE 03-12	MAE - TSE MNG - Amex

Miramar Plans Flow-through Financing for Approximately $7.3 Million
— To Provide Continued Funding for Exploration at the Hope Bay Project —

VANCOUVER — Miramar Mining Corporation today announced that it has engaged a Canadian investment dealer as its agent to place by way of private placement, approximately 3,475,000 flow-through common shares at a price of $2.10 per share to raise gross proceeds of approximately $7,297,500 (the “Offering”).

“Given the exceptional exploration results from Hope Bay, where we have doubled the depth extent of the Boston mineralization and the Suluk mineralization in the Madrid area, continued aggressive exploration of these areas is clearly warranted,” said Anthony Walsh, Miramar’s President & CEO. “This financing would be used to fund proposed work programs at Hope Bay.”

The Canadian investment dealer (the Underwriter) has agreed to offer, 2,450,000 flow-through common shares (and has agreed to purchase any flow through common shares not otherwise sold) at a price of C$2.10 per common share, on a private placement basis, for aggregate proceeds of $5,145,000. The Underwriter has the option, at its sole discretion, to increase the issue size by up to an additional approximately 1,025,000 flow-through common share on the same terms and conditions for additional gross proceeds of approximately $2,152,500, such right to be exercisable up to 5:00 PM Toronto time on June 18, 2003. The proceeds of the Offering will be released on the closing date of the Offering which is expected to be on or around June 24, 2003 and would be used to incur Canadian Exploration Expenditures on the Hope Bay project in Nunavut. The common shares sold in the offering would be subject to statutory and Toronto Stock Exchange hold periods.

In consideration for its services, the Underwriter will receive a 6% cash commission and a broker warrant exercisable for common shares equal to 6% of the number of flow-through common shares sold. The broker warrant will be exercisable at a price of $2.10 per common share for a period of 12 months following the closing date.

The Offering is subject to, among other things, receipt by Miramar of all necessary regulatory approvals, including the approval of The Toronto Stock Exchange.

The flow-through common shares will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Tony Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572     Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:  info@miramarmining.com

MIMAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

June 24, 2003	NEWS RELEASE 03-13	MAE - TSE MNG - Amex

RC Drilling at Miramar’s Hope Bay Project Identifies Three New Gold Targets
— Large Alteration Zones with Coincident Gold Anomalies Suggest Potential for New Gold Discoveries —

VANCOUVER — Miramar Mining Corporation today announced further success from the winter drilling program on the Hope Bay gold belt in Nunavut. Reverse Circulation (“RC”) drilling has identified three prospective targets: South Nexus, Gas Cache and Boston NE in the Boston area, each representing large areas of alteration with coincident gold anomalies, suggesting potential for the discovery of new gold deposits in each of the areas.

“One of the objectives of our regional exploration program is to assess the gold potential of our huge land package at Hope Bay by using RC drilling to outline targets that lie in the extensive overburden covered areas,” said Tony Walsh, Miramar’s President & CEO. “We continue to turn up exciting new targets that warrant more intensive exploration, with South Nexus providing the highest gold values we have ever encountered in RC drilling on the belt. Moreover, in the past two years we have demonstrated our ability to quickly turn targets like these into important new deposits, as happened with the very successful program in the Madrid area, which now hosts Naartok, Suluk and other important gold occurrences.”

“Our three-pronged strategy to explore and develop Hope Bay continues to yield positive results on all fronts,” said Mr. Walsh. “First, by bringing the small, high grade Doris North project into production, we expect to generate cash flow that can be reinvested in the exploration of the belt. Second, we have extended the strike and depth of the gold mineralization in both the Madrid and Boston areas through our successful winter drilling program. And third, the identification of targets with potential for new gold discoveries through our RC drilling validates the attention we give to grass-roots exploration of the belt.”

RC Drill Program

RC drilling is used to evaluate large tracts of land where there is little outcrop and prospective geology is interpreted to occur buried beneath overburden. Shallow vertical holes are drilled in the overburden covered areas to sample any basal till immediately above bedrock for analysis of gold grains, and to collect a 3m sample of rock chips from bedrock for rock type identification, alteration intensity and rock geochemistry, with gold values 20 parts per billion or greater considered significantly anomalous.

A 248 hole, 4,289m RC program has been completed in the Hope Bay belt in 2003, testing seven prospects for their potential to host new gold deposits. Results define three target areas, each of which is believed to have the potential to host a significant new gold discovery. Of particular interest is the South Nexus target, where RC drilling has outlined an extensive trend of anomalous gold values within rocks similar to those hosting the Suluk deposit, where drilling in 2003 has more than doubled the depth extent of the gold mineralization. In addition, the previously identified Gas Cache alteration trend was extended to over 1,000m in length, and RC drilling 4km northeast of Boston encountered a new alteration zone with potential for new gold discoveries. Miramar is currently preparing its summer drilling program that would likely include follow up work on the successes of the program to date.

These results confirm the potential of the Hope Bay belt to yield new targets within highly prospective host rocks and new gold targets outside of the three principal resource areas at Boston, Doris and Madrid.

Technical Information

South Nexus

Two sub-parallel alteration trends were identified in the South Nexus area where 78 vertical holes totalling 1,532m were drilled during the 2003 program, defining two alteration trends.

Drilling on the eastern trend identified a package of stratigraphy similar to that hosting the Madrid mineralization and occurs on the southward projection of the favourable stratigraphy hosting Naartok, Suluk, South Suluk and other gold occurrences in the Madrid area.  In the South Nexus area, these rocks are weakly to strongly carbonate altered and strained over a 1,300m by 350m area, an area that could accommodate all of the Suluk and South Suluk mineralization. Sampling of rock chips returned gold values up to 220ppb (parts per billion or 0.2g/t) gold, the highest values returned in three years of RC exploration at Hope Bay. Diamond drilling is planned for this target, which has the potential to host a significant new gold deposit, during the 2003 summer season.

The western trend, more than 200m by more than 2,000m, is coincident with the southward projection of the Deformation Zone, and returned gold values up to 50ppb. The host rocks are similar to those hosting the South Patch 14 Zone, a narrow high grade resource. Finding prospective mineralization adjacent to a known gold bearing trend (the Deformation Zone) is a priority target for core drilling.

Gas Cache

Wide spaced RC drilling was completed in this large overburden filled valley in 2002 that is interpreted to be underlain by an antiform with a core of Doris-type rocks, a setting similar to the very high grade Doris deposit. The 2003 program (62 holes for 1,288m) tightened the line spacing to 200m and extended the drilling area north and south. Two alteration trends have been identified: one 600m in length, the other greater than 1,000m in length. Both are coincident with the edges of a magnetic low within mafic volcanic rocks, a feature typically associated with alteration halos around gold deposits on the Hope Bay belt, and have a rock chemistry signature similar to those rocks that host the Doris resource. While gold values are relatively low, Miramar believes the coincidence of favourable geology, alteration and magnetic low warrants the continued evaluation of the Gas Cache area.

Boston NE

Three areas of moderate to strong carbonate alteration and associated magnetic lows were encountered in a preliminary evaluation (28 holes for 549m) of a large overburden covered area 4km northeast of the Boston deposit, a setting similar to that hosting other significant gold deposits within the Hope Bay belt. The northern-most alteration zone occurs within Doris-type mafic rocks with attendant pervasive weak to strong carbonate alteration in RC drill chips and outcrop. Samples from this area returned anomalous gold values up to 25ppb in holes spaced 300m apart. Doris-type rocks also bracket a second 500m wide strong carbonate alteration trend at a strained mafic-felsic volcanic contact with anomalous gold values. Miramar believes follow-up diamond drilling is warranted for the Boston NE target based on the strength and style of alteration observed in the RC chips combined with the favourable structural environment interpreted from geophysical data. The third area of moderate carbonate alteration lies in sediments and did not return any significant gold values.

Other RC Program Areas

Basic geologic data was collected using the RC rig proximal to the Inge showing located in the NW corner of the Hope Bay Belt. Target testing within assessment areas included the Tonalite showing, the Flying Squirrel anomaly and south of the QSP prospect. No significant results were returned from these areas.

Hope Bay Project

The Hope Bay project is 100% owned by Miramar, extends over 1,000 square kilometres and encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits which, host an aggregate measured and indicated resource of 1.6 million oz of gold averaging 15.7 g/t, plus an inferred resource of 2.7 million oz of gold averaging 12.3 g/t prior to the start of the 2003 program. All deposits remain open to expansion. Miramar is committed to advancing Hope Bay to become a major Canadian gold bearing Greenstone belt and have been rewarded with the Boston deep drilling program, the extension of Suluk to depth and along strike and the RC successes of the 2003 winter drilling campaign.

Quality Assurance/Quality Control

This information is reported under an extensive quality control program supervised by Edward Mahoney, P.Geo. Project Manager, Development with Miramar Mining Corporation, who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

Following are specific technical results including tables and diagrams detailing some of the matters described above. If you are missing these illustrations, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on these websites.

Forward Looking Statements

Statements relating to planned and completed exploration work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “projects” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; uncertainties relating to permitting; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the exploration work program; and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs; estimates or opinions or other factors should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:

Tony Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572     Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:  info@miramarmining.com